Exhibit 99.1

Niu Technologies Provides Fourth Quarter 2020 E-scooter Sales Volume Update

BEIJING, China, January 7, 2020 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its e-scooter sales volume results for the fourth quarter 2020.

	Q4 2020	Q4 2019	Year 2020	Year 2019
China Market	137,586	101,918	572,154	392,459
International Markets	12,119	4,335	28,738	28,867
Total	149,705	106,253	600,892	421,326

In the fourth quarter of 2020, NIU sold 149,705 e-scooters, representing a 40.9% year-over-year growth. The number of e-scooters sold in China market reached 137,586, representing a 35.0% year-over-year growth. The number of e-scooter sold in the international markets reached 12,1191, an increase of 179.6% compared with the fourth quarter last year.

The growth in China market was mainly driven by retail network expansion and new products such as G0, MQi2 and MQiS, launched earlier this year. The total units of G0 sold during the fourth quarter represents approximately 21.5% of total China market volume. The total units of MQi2 and MQiS sold during the fourth quarter represents approximately 21.2% of total China market volume. The G0 model has lower sales price and gross margin compared with the existing models, and high proportion of sales volume from this model has negative impacts on the blended revenues per scooter and overall gross margin for the fourth quarter.

The growth in the international markets was mainly driven by the demand recovery.

In full year 2020, NIU sold approximately 600,892 e-scooters, representing a 42.6% year-over-year growth. The number of e-scooters sold in China market and international markets reached 572,154 and 28,738, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric bicycles and motorcycles. NIU has a product portfolio consisting of seven series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, and a performance bicycle series, NIU Aero. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

1 Our manufacturing facility delivered total 12,879 units, out of which 760 units are pending for custom clearance data to determine whether these units should be reported as fourth quarter 2020 sales or first quarter 2021 sales.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com